UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on March 29, 2018.

2.              Press release issued by ABB Ltd dated March 29, 2018, titled “ABB shareholders approve all proposals at Annual General Meeting”.

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ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der Generalversammlung der Aktionärinnen und Aktionäre

from the Annual General Meeting of Shareholders

vom 29. März 2018, 10:00 Uhr

held on March 29, 2018, 10:00 a.m.

in der Messe Zürich Halle, Zürich Oerlikon, Schweiz

in the Messe Zurich Hall, Zurich Oerlikon, Switzerland

1.      Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2017

1.      Approval of the management report, the consolidated financial statements, and the annual financial statements for 2017

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die Jahresrechnung 2017 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2017 with the following result:

Vertretene Stimmen: Votes represented:		1‘306‘495‘141

Absolutes Mehr: Absolute majority:		653‘247‘571

99.45%	Ja / Yes	1‘299‘369‘450	Stimmen / votes

0.08%	Nein / No	1‘006‘499	Stimmen / votes

0.47%	Enthaltung / Abstention	6‘119‘192	Stimmen / votes

ABB Ltd, Annual General Meeting 2018/Short Minutes

2.      Konsultativabstimmung über den Vergütungsbericht 2017

2.      Consultative vote on the 2017 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2017 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2017 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:		1‘306‘195‘270

Absolutes Mehr: Absolute majority:		653‘097‘636

62.24%	Ja / Yes	812‘896‘257	Stimmen / votes

37.48%	Nein / No	489‘583‘993	Stimmen / votes

0.28%	Enthaltung / Abstention	3‘715‘020	Stimmen / votes

3.      Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.      Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen für das Geschäftsjahr 2017 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2017 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:		1‘304‘642‘908

Absolutes Mehr: Absolute majority:		652‘321‘455

98.67%	Ja / Yes	1‘287‘325‘092	Stimmen / votes

0.65%	Nein / No	8‘461‘380	Stimmen / votes

0.68%	Enthaltung / Abstention	8‘856‘436	Stimmen / votes

4.      Verwendung des Bilanzgewinns

4.      Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 7‘998‘549‘124 eine Dividende von CHF 0.78 brutto je Namenaktie auszuschütten (maximal CHF 1‘691‘155‘645.92) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 7,998,549,124) in the amount of CHF 0.78 gross per registered share (maximum total amount CHF 1,691,155,645.92) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:		1‘306‘382‘893

Absolutes Mehr: Absolute majority:		653‘191‘447

99.70%	Ja / Yes	1‘302‘458‘593	Stimmen / votes

0.05%	Nein / No	698‘150	Stimmen / votes

0.25%	Enthaltung / Abstention	3‘226‘150	Stimmen / votes

5.1.   Statutenänderung: Ergänzung zu Artikel 2 — Zweck

5.1.   Amendment to the Articles of Incorporation: Addition to Article 2 — Purpose

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors

Artikel 2 der Statuten um einen neuen Absatz 4 mit folgendem Wortlaut zu ergänzen:

to add a new Paragraph 4 to Article 2 of the Articles of Incorporation with the following wording:

Artikel 2 Abs. 4 Bei der Verfolgung ihres Zwecks strebt die Gesellschaft eine langfristige, nachhaltige Wertschöpfung an.	Article 2 Para. 4 In pursuing its purpose, the Company shall strive for long-term sustainable value creation.

Vertretene Stimmen: Votes represented:		1‘306‘419‘219

2/3-Mehr: 2/3 majority:		870‘946‘146

99.70%	Ja / Yes	1‘302‘533‘983	Stimmen / votes

0.06%	Nein / No	754‘702	Stimmen / votes

0.24%	Enthaltung / Abstention	3‘130‘534	Stimmen / votes

5.2.   Statutenänderung: Löschung Abschnitt 9: Übergangsbestimmungen/Artikel 42

5.2.   Amendment to the Articles of Incorporation: Deletion of Section 9: Transitional Provisions/Article 42

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors

Abschnitt 9: Übergangsbestimmungen/Artikel 42 der Statuten mit folgendem Wortlaut zu löschen:

to delete Section 9: Transitional Provisions/Article 42 of the Articles of Incorporation with the following wording:

Abschnitt 9: Übergangsbestimmungen Artikel 42 1 Art. 38 tritt nach der ordentlichen Generalversammlung 2015 in Kraft.	Section 9: Transitional Provisions Article 42 1 Art. 38 shall enter into force following the Company’s 2015 Ordinary General Meeting of Shareholders.

Vertretene Stimmen: Votes represented:		1‘306‘377‘245

Absolutes Mehr: Absolute majority:		653‘188‘623

99.76%	Ja / Yes	1‘303‘279‘441	Stimmen / votes

0.04%	Nein / No	544‘189	Stimmen / votes

0.20%	Enthaltung / Abstention	2‘553‘615	Stimmen / votes

6.1.   Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2018 bis zur Generalversammlung 2019

6.1.   Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2018 Annual General Meeting to the 2019 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2018 bis zur Generalversammlung 2019 im Betrag von CHF 4‘700‘000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2018 Annual General Meeting to the 2019 Annual General Meeting in the amount of CHF 4,700,000.

Vertretene Stimmen: Votes represented:		1‘306‘319‘069

Absolutes Mehr: Absolute majority:		653‘159‘535

98.69%	Ja / Yes	1‘289‘152‘684	Stimmen / votes

0.95%	Nein / No	12‘447‘527	Stimmen / votes

0.36%	Enthaltung / Abstention	4‘718‘858	Stimmen / votes

6.2.   Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2019

6.2.   Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2019

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2019 im Betrag von CHF 52‘000‘000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2019 in the amount of CHF 52,000,000.

Vertretene Stimmen: Votes represented:		1‘306‘365‘251

Absolutes Mehr: Absolute majority:		653‘182‘626

92.42%	Ja / Yes	1‘207‘327‘497	Stimmen / votes

7.05%	Nein / No	92‘103‘437	Stimmen / votes

0.53%	Enthaltung / Abstention	6‘934‘317	Stimmen / votes

7.      Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

7.      Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der Generalversammlung 2019:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a period of one year, i. e. until completion of the 2019 Annual General Meeting:

•             Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘268‘532

Absolutes Mehr: Absolute majority:		653‘134‘267

99.41%	Ja / Yes	1‘298‘580‘939	Stimmen / votes

0.44%	Nein / No	5‘699‘211	Stimmen / votes

0.15%	Enthaltung / Abstention	1‘988‘382	Stimmen / votes

•             Gunnar Brock, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘261‘584

Absolutes Mehr: Absolute majority:		653‘130‘793

96.32%	Ja / Yes	1‘258‘242‘791	Stimmen / votes

3.52%	Nein / No	45‘919‘177	Stimmen / votes

0.16%	Enthaltung / Abstention	2‘099‘616	Stimmen / votes

•             David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘305‘834

Absolutes Mehr: Absolute majority:		653‘152‘918

98.83%	Ja / Yes	1‘291‘002‘976	Stimmen / votes

1.02%	Nein / No	13‘376‘074	Stimmen / votes

0.15%	Enthaltung / Abstention	1‘926‘784	Stimmen / votes

•              Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘296‘904

Absolutes Mehr: Absolute majority:		653‘148‘453

95.65%	Ja / Yes	1‘249‘459‘442	Stimmen / votes

4.20%	Nein / No	54‘835‘444	Stimmen / votes

0.15%	Enthaltung / Abstention	2‘002‘018	Stimmen / votes

•              Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘203‘201

Absolutes Mehr: Absolute majority:		653‘101‘601

99.46%	Ja / Yes	1‘299‘130‘790	Stimmen / votes

0.40%	Nein / No	5‘221‘008	Stimmen / votes

0.14%	Enthaltung / Abstention	1‘851‘403	Stimmen / votes

•              Jennifer Xin-Zhe Li, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘290‘708

Absolutes Mehr: Absolute majority:		653‘145‘355

97.44%	Ja / Yes	1‘272‘888‘004	Stimmen / votes

2.33%	Nein / No	30‘440‘697	Stimmen / votes

0.23%	Enthaltung / Abstention	2‘962‘007	Stimmen / votes

•              Geraldine Matchett, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘259‘480

Absolutes Mehr: Absolute majority:		653‘129‘741

99.72%	Ja / Yes	1‘302‘618‘095	Stimmen / votes

0.13%	Nein / No	1‘740‘878	Stimmen / votes

0.15%	Enthaltung / Abstention	1‘900‘507	Stimmen / votes

•              David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘210‘498

Absolutes Mehr: Absolute majority:		653‘105‘250

99.70%	Ja / Yes	1‘302‘291‘336	Stimmen / votes

0.14%	Nein / No	1‘873‘574	Stimmen / votes

0.16%	Enthaltung / Abstention	2‘045‘588	Stimmen / votes

•              Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘288‘737

Absolutes Mehr: Absolute majority:		653‘144‘369

99.65%	Ja / Yes	1‘301‘662‘178	Stimmen / votes

0.19%	Nein / No	2‘497‘783	Stimmen / votes

0.16%	Enthaltung / Abstention	2‘128‘776	Stimmen / votes

•              Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:		1‘306‘262‘847

Absolutes Mehr: Absolute majority:		653‘131‘424

98.31%	Ja / Yes	1‘284‘147‘161	Stimmen / votes

1.55%	Nein / No	20‘302‘354	Stimmen / votes

0.14%	Enthaltung / Abstention	1‘813‘332	Stimmen / votes

•              Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:		1‘306‘233‘662

Absolutes Mehr: Absolute majority:		653‘116‘832

98.76%	Ja / Yes	1‘290‘097‘721	Stimmen / votes

1.12%	Nein / No	14‘584‘365	Stimmen / votes

0.12%	Enthaltung / Abstention	1‘551‘576	Stimmen / votes

8.      Wahlen in den Vergütungsausschuss

8.      Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der Generalversammlung 2019:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a period of one year, i. e. until completion of the 2019 Annual General Meeting:

•              David Constable

Vertretene Stimmen: Votes represented:		1‘306‘247‘547

Absolutes Mehr: Absolute majority:		653‘123‘774

97.46%	Ja / Yes	1‘273‘014‘410	Stimmen / votes

2.27%	Nein / No	29‘629‘312	Stimmen / votes

0.27%	Enthaltung / Abstention	3‘603‘825	Stimmen / votes

•              Frederico Fleury Curado

Vertretene Stimmen: Votes represented:		1‘305‘870‘562

Absolutes Mehr: Absolute majority:		652‘935‘282

94.52%	Ja / Yes	1‘234‘307‘752	Stimmen / votes

5.19%	Nein / No	67‘746‘599	Stimmen / votes

0.29%	Enthaltung / Abstention	3‘816‘211	Stimmen / votes

•              Jennifer Xin-Zhe Li

Vertretene Stimmen: Votes represented:		1‘306‘199‘128

Absolutes Mehr: Absolute majority:		653‘099‘565

97.86%	Ja / Yes	1‘278‘249‘038	Stimmen / votes

1.76%	Nein / No	23‘030‘643	Stimmen / votes

0.38%	Enthaltung / Abstention	4‘919‘447	Stimmen / votes

9.      Wahl des unabhängigen Stimmrechtsvertreters

9.      Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der ordentlichen Generalversammlung 2019:

The Annual General Meeting elects, as proposed by the Board of Directors, for a period of one year, i. e. until completion of the 2019 Annual General Meeting:

•              Dr. Hans Zehnder, Bahnhofplatz 1, 5401 Baden, Switzerland

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:		1‘306‘195‘525

Absolutes Mehr: Absolute majority:		653‘097‘763

99.87%	Ja / Yes	1‘304‘436‘510	Stimmen / votes

0.03%	Nein / No	407‘542	Stimmen / votes

0.10%	Enthaltung / Abstention	1‘351‘473	Stimmen / votes

10.    Wahl der Revisionsstelle

10.    Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates die KPMG AG, Zürich, als Revisionsstelle für das Geschäftsjahr 2018.

The Annual General Meeting elects, as proposed by the Board of Directors, KPMG AG, Zurich, as the auditors for financial year 2018.

Vertretene Stimmen: Votes represented:		1‘306‘120‘004

Absolutes Mehr: Absolute majority:		653‘060‘003

99.38%	Ja / Yes	1‘297‘948‘880	Stimmen / votes

0.49%	Nein / No	6‘416‘655	Stimmen / votes

0.13%	Enthaltung / Abstention	1‘754‘469	Stimmen / votes

Zürich, 29. März 2018

Für das Protokoll:

For the minutes:

Peter Voser	Diane de Saint Victor

Verwaltungsratspräsident	Leiterin Konzern-Rechtsabteilung und
Chairman of the Board of Directors	Sekretärin des Verwaltungsrates
General Counsel and Secretary to the Board of Directors

ZURICH, SWITZERLAND, MARCH 29, 2018

ABB shareholders approve all proposals at Annual General Meeting

•             Jennifer Xin-Zhe Li, Geraldine Matchett and Gunnar Brock elected as new members of the Board

•             Election of Chairman and Board members who stood for re-election

•             David Constable, Frederico Fleury Curado and Jennifer Xin-Zhe Li elected to the Compensation Committee

•             Ninth consecutive dividend increase approved

•             Board and EC compensation approved

•             KPMG elected as auditors for financial year 2018

The shareholders elected Jennifer Xin-Zhe Li, Geraldine Matchett and Gunnar Brock to join the Board and re-elected Peter Voser as member and Chairman of the Board. Jacob Wallenberg, Matti Alahuhta, David Constable, Frederico Fleury Curado, Lars Förberg, David Meline and Satish Pai were re-elected for another term while Ying Yeh and Louis R. Hughes decided not to stand for re-election. The shareholders also voted for the proposed Compensation Committee members.

The shareholders supported a ninth consecutive dividend increase to CHF 0.78 per share, up from CHF 0.76 last year. The dividend payment in Switzerland is planned for April 6, 2018. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2017.

Furthermore, shareholders approved in a binding vote the maximum aggregate compensation of the Board of Directors for the 2018-2019 term of office and of the Executive Committee for the 2019 financial year. In addition, in a non-binding vote the shareholders voted in favor of the compensation report for 2017.

The shareholders also approved the change of auditors and elected KPMG AG, Zurich, as auditors for financial year 2018.

A total of 869 shareholders attended the Annual General Meeting, representing 81.2 percent of the total share capital with a right to vote.

The final results of the Annual General Meeting will be published on www.abb.com later today.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 130 years, ABB today is writing the future of industrial digitalization with two clear value propositions: bringing electricity from any power plant to any plug and automating industries from natural resources to finished products. As title partner of Formula E, the fully electric international FIA motorsport class, ABB is pushing the boundaries of e-mobility to contribute to a sustainable future. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

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For more information please contact:

Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 29, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 29, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance